EXHIBIT 99.1


                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                            A Publicly Listed Company

                  Authorized Capital: up to 200,000,000 shares
    Subscribed and Paid-in Capital: R$ 8,101,000,000.00 - 115,585,340 shares


                                Convening Notice

                   ORDINARY AND EXTRAORDINARY GENERAL MEETING
                   ------------------------------------------


The Board of Directors hereby invites the Stockholders of BANCO ITAU HOLDING FINANCEIRA S.A. to attend the Ordinary and Extraordinary General Meeting to be held on April 27 2005 at 3:00 p.m. in the auditorium of the company's head offices at Praca Alfredo Egydio de Souza Aranha, 100, in the city of Sao Paulo for the purposes of:

I - ORDINARY GENERAL MEETING
    ------------------------

    1. presenting the Management Report, Reports of the Fiscal Council, the Independent Auditors, and the Internal Controls Committee and to examine, for due deliberation, the balance sheets, other accounting statements and explanatory notes for the fiscal year ending December 31 2004;

    2.   deciding as to the distribution of the net income for the fiscal year;

    3. electing the members of the Board of Directors; pursuant to CVM Instructions 165 of December 11 1991 and 282 of June 26 1998, notice is hereby given that eligibility to multiple voting rights in the election of members of the Board of Directors is contingent on those requesting the said rights representing at least 5% of the voting capital;

    4. electing members of the of the Fiscal Council; pursuant to Paragraph 4 of Article 161 of Law 6,404/76, the preferred stockholders shall have the right to elect by separate vote, an effective member and respective alternate;

    5. setting the amount to be allocated for the compensation of members of the Board of Executive Officers and the Board of Directors and the Advisory and International Advisory Boards, and the compensation of the Fiscal Council's councilors.

II -EXTRAORDINARY GENERAL MEETING

    examining the Board of Directors proposal to:

    6. increase the current subscribed capital stock from R$ 8,101,000,000.00 to R$ 8,300,000,000.00, with no issue of shares, through the capitalization of reserves;


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BANCO ITAU HOLDING FINANCEIRA S.A.                                         fls.2
Convening Notice - Ordinary and Extraordinary General Meeting of April 27, 2005


    7. cancellation of 88,803 own book entry common shares, held as treasury stock, with no reduction in the capital stock;

    8. constitute the Compensation Committee through the transformation of the existing Itau Holding Options Committee, broadening its objectives and purposes;

    9. establish statutory Committees for Disclosure of Material Information and the Insider Trading;

    10. increase the maximum number of positions on the Board of Executive Officers from 10 to 12 members, creating the positions of Managing Director and Deputy Managing Director, changing the powers of the Executive Officers and extending the period during which, the Board of Directors may elect the Board of Executive Officers, from 2 to 10 business days, as from the date of the General Stockholders Meeting, which elects the said Board of Directors;

    11. change the bylaws as follows: a) to alter the current Articles 3 ("heading"), 4 (4.2), 5 (5.6), 6, 8 ("heading" and 8.1) and 9
         ("heading" and 9.1), in the light of the foregoing items, as well as
         Item 3.3, to specify the name of the financial institution providing book entry share services, and Item 7.4, to make the report on the activities of the Audit Committee available to the Superintendence of Private Insurance; b) also in the light of the foregoing items, to include new Articles 8 and 9, together with the renumbering of the subsequent provisions, and Item 11.6;

    12. change the text of Item 2 of the Plan for Granting Stock Options to reflect the transformation of the Itau Holding Options Committee into the Compensation Committee.

                          Sao Paulo-SP, April 11 2005.

                               BOARD OF DIRECTORS

                              OLAVO EGYDIO SETUBAL
                                    Chairman


          (more information can be found in the site www.itauri.com.br)



                                                ALFREDO EGYDIO SETUBAL
                                                Investor Relations Officer